
11008577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.

1600 Royal Street

Jasper, Indiana 47549

Kimball International, Inc. Retirement Plan

Financial Statements as of June 30, 2011 and 2010,
and for the Year Ended June 30, 2011,
Supplemental Schedule as of June 30, 2011, and
Report of Independent Registered
Public Accounting Firm

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of June 30, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2011	3
Notes to Financial Statements as of June 30, 2011 and 2010, and for the Year Ended June 30, 2011	4–11
SUPPLEMENTAL SCHEDULE —	12
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of June 30, 2011	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Retirement Plan Advisory Committee of
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended June 30, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Indianapolis, Indiana
November 17, 2011

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2011 AND 2010

	2011	2010
ASSETS:		
Investments — at fair value:		
Cash and cash equivalents	$ 639,575	$ 482,969
Mutual funds	305,684,854	257,111,179
Common collective trust fund	30,674,642	27,962,078
Kimball stock fund	2,720,572	2,219,366
Total investments	339,719,643	287,775,592
Receivables:		
Notes receivable from participants	6,181,910	6,000,781
Receivable from Kimball International, Inc.	4,795,678	4,356,711
Total receivables	10,977,588	10,357,492
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	350,697,231	298,133,084
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,207,909)	(604,489)
NET ASSETS AVAILABLE FOR BENEFITS	$349,489,322	$297,528,595

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 2011

ADDITIONS:	
Contributions:	
Employer	$ 4,782,249
Participant	9,590,555
Other	251,753
Total contributions	14,624,557
Investment income:	
Interest and dividend income	7,303,175
Net appreciation in fair value of investments	51,283,913
Total investment income	58,587,088
Assets transferred from other plan	4,700,124
Interest income on notes receivable from participants	352,227
Total additions	78,263,996
DEDUCTIONS:	
Benefits paid to participants or their beneficiaries	26,116,876
Administrative expenses	186,393
Total deductions	26,303,269
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	51,960,727
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	297,528,595
End of year	$349,489,322

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General — The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA), as amended.

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (the "Trustee").

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with his or her contributions, investment income, and an allocation of Company discretionary contributions, and charged with withdrawals and investment losses. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions — Participants may elect to contribute up to 25% of their compensation subject to certain limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction and a one percentage point increase in their payroll deduction annually, unless the employee submits notice to Vanguard to decline participation, change the contribution percentage, or change the annual increase. The first annual increase takes effect in July following the year of hire.

The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Internal Revenue Code (IRC) Section 404(a). Discretionary contributions are authorized by the Company's Compensation and Governance Committee of the Board of Directors. A Company contribution of 3% of eligible wages was authorized for fiscal year 2011. The Company contribution was received by the Plan in August 2011, and was not subject to any allowance for credit losses.

Investments — Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 12 mutual funds, one common collective trust fund, a money market fund, and Company stock ("Kimball stock fund") as investment options for participants.

Kimball Stock Fund — The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company's stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.

Vesting — Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant's attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table.

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0%
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100

Forfeited Accounts — Any amount forfeited by participants is generally used to reduce employer discretionary contributions. The balance of forfeited nonvested accounts totaled $393,718 and $482,969 as of June 30, 2011 and 2010, respectively. The forfeited accounts total has been applied to the 2011 employer discretionary contribution, and therefore the Receivable from Kimball International, Inc. recorded as of June 30, 2011 has been reduced by such amount of forfeited accounts.

Payment of Benefits — Upon termination of employment, a participant may elect to receive a lump sum distribution equal to the value of the participant's vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant's account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of his or her Company contribution balance.

Participant Loans — Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates ranged from 4.25% to 10.25% as of June 30, 2011. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including shares of mutual funds, a common collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Recognition — The Plan's investments in mutual funds are stated at fair value and are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The unitized company stock fund is comprised of the underlying company stock (Kimball International, Inc. Class B Common Stock) and a short-term cash component which provides liquidity for daily trading. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The common collective trust fund is valued, by the issuer, at the fair market value of the underlying investments, and then adjusted by the issuer to contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Vanguard Retirement Savings Trust (the "Trust"), a common collective trust fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statements of net assets available for benefits present the Trust at fair value, as well as an additional line item showing an adjustment from fair value to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at contract value. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers' consent is not obtained. In general, issuers may terminate a contract and settle at other than contract value under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2011, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to transact at less than contract value is not considered to be probable. In addition, the Trust also discloses in its financial statements that the occurrence of events that would cause the Trust to transact at less than contract value is not probable. There are no reserves against contract value for credit risk of contract issuers or for any other reason.

Payment of Benefits — Benefit payments are recorded when paid.

Assets Transferred from Other Plan — In December 2010, the Plan transferred in all participant balances from the Kimball Transitional Retirement Plan. The amount transferred was $4,700,124. The new participants and their balances are subject to the same Plan provisions as existing Plan participants.

Administrative Expenses — Expenses to administer the Plan are paid by the Company. In fiscal years when a Company contribution is earned, the Company is reimbursed by netting expenses paid against the discretionary Company contribution. Certain loan, hardship withdrawal determination, and fund administration fees are paid from the individual participant accounts.

New Accounting Standards — In May 2011, the Financial Accounting Standards Board (FASB) issued guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. The guidance clarifies application of existing fair value measurement and disclosure requirements and requires additional disclosures. The guidance is effective prospectively for the Plan's fiscal year 2012 financial statements. The Plan does not expect the adoption of this guidance to have a material effect on its financial statements.

In July 2010, the FASB issued guidance expanding disclosures about the credit quality of financing receivables and the allowance for credit losses. The additional disclosures are intended to facilitate the evaluation of 1) the nature of credit risk inherent in the Plan's financing receivables, 2) how that risk is analyzed and assessed in arriving at the allowance for credit losses, and 3) the changes and reasons for those changes in the allowance for credit losses. Financing receivables include the company contribution receivable; however the notes receivable from participants is exempt from this guidance. The guidance became effective for the Plan's fiscal year 2011 financial statements, as it relates to disclosures required as of the end of a reporting period. These disclosures have been provided in Note 1 Description of the Plan. Disclosures that relate to activity during a reporting period will be required for the Plan's fiscal year 2012 financial statements. The adoption in 2011 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

In January 2010, the FASB issued guidance to improve disclosures about fair value instruments. The guidance requires additional disclosure about significant transfers between levels 1, 2, and 3 of the fair value hierarchy and requires disclosure of changes in level 3 activity on a gross basis. In addition, the guidance clarifies existing requirements regarding the required level of disaggregation by class of assets and liabilities and also clarifies disclosures of inputs and valuation techniques. The guidance became effective as of the beginning of the Plan's fiscal year 2011, except for the requirement to disclose level 3 activity on a gross basis, which will be effective as of the beginning of the Plan's fiscal year 2012. The adoption in 2011 did not materially affect, and the future adoption is not expected to materially affect, the Plan's financial statements.

3. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

4. FAIR VALUE MEASUREMENTS

The Plan categorizes assets and liabilities measured at fair value into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1* — Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2* — Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3* — Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Financial Instruments Recognized at Fair Value

The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used
Cash and cash equivalents	Market — valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan.
Mutual funds	Market — valued at quoted market prices, which represent the NAV of shares held by the Plan.
Common collective trust fund	Market — valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.
Kimball stock fund	Market — the unitized employer stock fund is comprised of Class B Common Stock of Kimball International, Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds; however, certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis as of June 30, 2011 and 2010.

	Level 1	Level 2	Level 3	2011 Total
Investments:				
Cash and cash equivalents	$ 639,575	$ -	$ -	$ 639,575
Mutual funds:				
United States equity	86,311,841			86,311,841
International equity	20,051,898			20,051,898
Bond	32,850,551			32,850,551
Real estate investment trust	1,398,982			1,398,982
Balanced funds	165,071,582			165,071,582
Common collective trust fund		30,674,642		30,674,642
Kimball stock fund		2,720,572		2,720,572
Total investments at fair value	$306,324,429	$33,395,214	$ -	$339,719,643

	Level 1	Level 2	Level 3	2010 Total
Investments:				
Cash and cash equivalents	$ 482,969	$ -	$ -	$ 482,969
Mutual funds:				
United States equity	68,280,336			68,280,336
International equity	14,742,755			14,742,755
Bond	33,784,986			33,784,986
Real estate investment trust	576,725			576,725
Balanced funds	139,726,377			139,726,377
Common collective trust fund		27,962,078		27,962,078
Kimball stock fund		2,219,366		2,219,366
Total investments at fair value	$257,594,148	$30,181,444	$ -	$287,775,592

For the fiscal year ended June 30, 2011, there were no significant transfers in or out of Levels 1, 2 or 3 nor were there any changes in the Plan's valuation techniques or inputs used to measure fair values.

5. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2011 and 2010, are as follows:

		2011	2010
*	Vanguard LifeStrategy Growth Fund	$35,342,941	$29,698,096
*	Vanguard 500 Index Fund	29,340,114	23,599,329
*	Vanguard Retirement Savings Trust	30,674,642	27,962,078
*	Vanguard Total Bond Market Index Fund	32,850,551	33,784,986
*	Vanguard LifeStrategy Moderate Growth Fund	109,772,181	92,674,180
*	Vanguard International Growth Fund	20,051,898	14,742,755

* Represents a party-in-interest to the Plan.

During the year ended June 30, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds:	
United States equity	$20,170,977
International equity	4,827,757
Bond	(74,751)
Real estate investment trust	222,075
Balanced funds	25,695,697
Kimball stock fund	442,158
Net appreciation in fair value of investments	$51,283,913

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual and common collective trust funds which are managed by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2011 and 2010, the Plan held 423,106 and 401,332 shares, respectively, of Class B common stock of Kimball International, Inc., the sponsoring employer, with a cost basis of $4,182,969 and $4,203,905, respectively. During the year ended June 30, 2011, the Plan recorded dividend income of $86,493.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service (IRS). However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of June 30, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$349,489,322	$297,528,595
Adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	1,207,909	604,489
Total net assets per the Form 5500	$350,697,231	$298,133,084

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended June 30, 2011:

Increase in net assets available for benefits per the financial statements	$51,960,727
Change in adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	603,420
Total	$52,564,147
Net income per the Form 5500	$47,864,023
Transfer of assets to this plan per the Form 5500	4,700,124
Total	$52,564,147

9. SUBSEQUENT EVENTS

Subsequent events were evaluated through November 17, 2011, the date the financial statements were issued.

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2011

EIN: 35-0514506
PN: 001

	Identity of Issue, Borrower, or Similar Party	Current Value
*	CASH AND CASH EQUIVALENTS — Vanguard Prime Money Market	$ 639,575
	MUTUAL FUNDS:	
	American Funds Growth Fund	14,184,483
	Artisan Small Cap Value Fund	14,333,418
*	Vanguard 500 Index Fund	29,340,114
*	Vanguard Explorer Fund	11,241,858
*	Vanguard International Growth Fund	20,051,898
*	Vanguard LifeStrategy Conservative Growth Fund	12,555,219
*	Vanguard LifeStrategy Growth Fund	35,342,941
*	Vanguard LifeStrategy Income Fund	7,401,241
*	Vanguard LifeStrategy Moderate Growth Fund	109,772,181
*	Vanguard REIT Index Fund	1,398,982
*	Vanguard Total Bond Market Index Fund	32,850,551
*	Vanguard Windsor II Fund	17,211,968
	Total mutual funds	305,684,854
*	COMMON COLLECTIVE TRUST FUND — Vanguard Retirement Savings Trust**	30,674,642
*	CORPORATE STOCK — Kimball Stock Fund	2,720,572
*	NOTES RECEIVABLE FROM PARTICIPANTS — Participant loans (maturing various dates in fiscal years through 2021 at interest rates of 4.25% to 10.25%)	6,181,910
	TOTAL	$345,901,553

* Party-in-interest.
** Represents fair value. Fund has a contract value of $29,466,733.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN



By: /s/ John H. Kahle

JOHN H. KAHLE

Member, Retirement Plan Advisory Committee

Date: November 17, 2011

Kimball International, Inc. Retirement Plan

Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, Dated November 17, 2011

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-56048 on Form S-8 of Kimball International, Inc., of our report dated November 17, 2011, relating to the financial statements and supplemental schedule appearing in the Annual Report on Form 11-K of Kimball International, Inc. Retirement Plan for the year ended June 30, 2011.

/s/ Deloitte & Touche LLP

Indianapolis, IN
November 17, 2011